EXHIBIT 12
Starbucks Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Sep 27,	Sep 28,	Sep 30,	Oct 1,	Oct 2,
Fiscal year ended	2009	2008	2007	2006	2005
Earnings (1)	$559.2	$459.5	$1,056.3	$906.3	$796.3

Income from equity investees	(121.9)	(113.6)	(108.0)	(94.0)	(76.6)
Distributed income from equity investees	53.0	52.6	65.9	49.2	30.9
Minority interest in subsidiaries	0.7	(3.9)	1.1	1.0	0.5
Amortization of capitalized interest	1.0	0.8	0.4	0.1	—
Fixed charges, excluding capitalized interest	284.4	300.4	254.5	181.8	149.1

Total earnings available for fixed charges	$776.4	$695.8	$1,270.2	$1,044.4	$900.2

Fixed charges:
Interest and debt expense (2)	$42.2	$61.4	$42.3	$11.1	$1.3
Interest portion of rental expense	245.1	246.2	216.1	173.4	147.8

Total fixed charges	$287.3	$307.6	$258.4	$184.5	$149.1

Ratio of earnings to fixed charges	2.7	2.3	4.9	5.7	6.0

(1)	Earnings represent income from continuing operations before provision for income taxes and cumulative effect of accounting change.

(2)	Includes amortization of debt-related expenses and interest capitalized during the period.